Exhibit 99.2

Report of Independent Auditors

Members

NS Solar Holdings, LLC

We have audited the accompanying financial statements of NS Solar Holdings, LLC and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in members' equity, and cash flows for the year ended December 31, 2016 and for the period from April 30, 2015 (Date of Acquisition) to December 31, 2015, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NS Solar Holdings, LLC and Subsidiary at December 31, 2016 and 2015, and the consolidated results of their income and their cash flows for the year ended December 31, 2016 and for the period from April 30, 2015 (Date of Acquisition) to December 31, 2015 in conformity with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, in connection with the acquisition of NS Solar Holdings, LLC by Southern Renewable Partnerships, LLC, a new basis of accounting was established as of April 30, 2015.  Our opinion is not modified with respect to this matter.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

February 28, 2017

CONSOLIDATED BALANCE SHEET

NS Solar Holdings, LLC and Subsidiary

	December 31, 2016	December 31, 2015
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$171	$198
Receivables:
Customer accounts receivable	637	586
Affiliated	—	53
Other receivables	5,155	6,873
Prepaid expenses	237	289
Total current assets	6,200	7,999
Noncurrent assets:
Property, plant, and equipment:
In service	268,261	268,012
Less accumulated provision for depreciation	(12,136)	(4,458)
Plant in service, net of depreciation	256,125	263,554
PPA intangible, net of amortization of $1,875 and $650, respectively	22,632	23,857
Interconnection receivable	10,233	14,396
Total noncurrent assets	288,990	301,807
Total Assets	$295,190	$309,806

Liabilities and Members' Equity
Liabilities:
Current liabilities:
Accounts payable	$66	$118
Accounts payable - affiliated	46	61
Accrued taxes	250	90
Other current liabilities	281	274
Total current liabilities	643	543
Noncurrent liabilities:
Asset retirement obligation	1,917	1,821
Other deferred credits and liabilities	709	359
Total noncurrent liabilities	2,626	2,180
Members’ equity:
Capital	280,582	302,715
Retained earnings	11,339	4,368
Total members’ equity	291,921	307,083
Total Liabilities and Members’ Equity	$295,190	$309,806
Commitments and Contingent Matters (See notes)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

NS Solar Holdings, LLC and Subsidiary

	Year ended December 31, 2016	Period from April 30, 2015 (Date of Acquisition) to December 31, 2015
	(in thousands)
Operating Revenues	$17,176	$10,762
Operating Expenses:
Operations and maintenance	2,838	1,852
Depreciation	7,774	4,504
Taxes other than income taxes	314	213
Total operating expenses	10,926	6,569
Operating Income	6,250	4,193
Interest income	1,191	456
Other expense	(470)	(281)
Net Income	$6,971	$4,368

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES OF MEMBERS’ EQUITY

NS Solar Holdings, LLC and Subsidiary

Total Members’ Equity
(in thousands)
Balance at April 30, 2015	$—
Capital contributions	307,220
Capital distributions	(4,505)
Net income	4,368
Balance at December 31, 2015	$307,083
Capital contributions	759
Capital distributions	(22,892)
Net income	6,971
Balance at December 31, 2016	$291,921

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

NS Solar Holdings, LLC and Subsidiary

	Year Ended December 31, 2016	Period from April 30, 2015 (Date of Acquisition) to December 31, 2015
	(in thousands)
Operating Activities:
Net income	$6,971	$4,368
Adjustments to reconcile net income to net cash provided from operating activities—
Depreciation	7,774	4,504
Amortization of PPA intangible	1,225	650
Other, net	349	362
Changes in certain current assets and liabilities —
Receivables	7,074	(640)
Accrued interest income	(1,191)	(456)
Prepaid expenses	52	(289)
Accounts payable	(67)	178
Accrued taxes	160	90
Other current liabilities	8	274
Net cash provided from operating activities	22,355	9,041
Investing Activities:
Property additions	(249)	(237,344)
Net cash used for investing activities	(249)	(237,344)
Financing Activities:
Proceeds from capital contributions	759	233,006
Capital distributions	(22,892)	(4,505)
Net cash (used for) provided from financing activities	(22,133)	228,501
Net Change in Cash and Cash Equivalents	(27)	198
Cash and Cash Equivalents at Beginning of Period	198	—
Cash and Cash Equivalents at End of Period	$171	$198

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NS Solar Holdings, LLC and Subsidiary

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NS Solar Holdings, LLC (NS Holdings) is a holding company that was formed on April 9, 2015 and owns 100% of the membership interests of North Star Solar, LLC (North Star, and collectively with NS Holdings, the Company). North Star was formed on January 28, 2010 for the purpose of developing, constructing, owning and operating a utility-scale solar photovoltaic facility with a capacity of approximately 61 megawatts (MW) located in Fresno County, California, which began commercial operation (COD) on June 20, 2015.

The Company is a partnership with Class A membership interests owned by Southern Renewable Partnerships, LLC (SRP), a wholly-owned subsidiary of Southern Power Company, and Class B membership interests owned by FSAM NS Holdings, LLC (FSAM), a wholly-owned subsidiary of 8point3 Operating Company LLC as of December 31, 2016.

Change in Control

On April 30, 2015, (the Date of Acquisition) SRP acquired 100% of the Class A membership interests of NS Holdings and FSAM acquired 100% of the Class B membership interests of NS Holdings, both from First Solar Development, Inc., a wholly-owned subsidiary of First Solar Inc. (First Solar), and became contingently obligated to pay $233 million of construction payables through COD, for an aggregate purchase price of approximately $307 million. The fair values of the initial assets and liabilities acquired have been finalized and were recorded as approximately $266 million of property, plant, and equipment (PP&E), $25 million as an intangible asset, $21 million as a receivable related to transmission interconnection costs and $238 million as construction payables.

The acquisition of NS Holdings resulted in a change in control, where the Company’s assets and liabilities were accordingly adjusted by an aggregate amount of $74 million in fair value on April 30, 2015 by applying the principals of “push-down” accounting through equity, and are thus recorded as non cash transactions.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and results of operations of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements requires the use of estimates, and the actual results may differ from those estimates.

Concentration of Credit Risk

The entire output of the solar facility is contracted under a 20-year power purchase agreement (PPA) with Pacific Gas and Electric Company in the state of California. The Company has a significant concentration of credit risk related to its accounts receivable arising from the PPA; however, the Company does not believe significant credit risk exists at December 31, 2016, because of the creditworthiness of the counterparty. There are no past due amounts from the counterparty at December 31, 2016.

Cash and Cash Equivalents

The Company considers unrestricted cash on hand and deposits in banks to be cash and cash equivalents; such balances approximated fair value at December 31, 2016.

Income Taxes

The Company and its subsidiary are limited liability companies treated as a partnership and a single-member disregarded entity, respectively, for income tax purposes. As such, federal and state income taxes are generally not recognized at the entity level but instead, income is taxed at the owner-member level. Accordingly, the partnership does not have liabilities for federal or state taxes and, therefore, no current income taxes or deferred income taxes are reflected in the consolidated financial statements.

Property, Plant and Equipment

Property, plant and equipment is stated at original cost, less accumulated depreciation. Capital additions and betterments that increase the useful lives of the assets are capitalized. Solar facility equipment and related assets are depreciated over their estimated useful lives of up to 35 years on a straight-line basis. The Company’s significant estimates include the carrying amount and the estimated useful lives of its long-lived assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NS Solar Holdings, LLC and Subsidiary

Asset Retirement Obligations

Asset retirement obligations are computed as the present value of the ultimate costs for an asset’s future retirement and are recorded in the period in which the liability is incurred and accreted to their future value. The costs are capitalized as part of the related long-lived asset and depreciated over 35 years.

The Company’s asset retirement obligations relate to leased land upon which the solar facility was constructed. Upon termination of the lease, the leased land must be restored to an agreed-upon condition. See Note 3 for further information.

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets and finite-lived intangibles for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The Company's intangible asset is an acquired PPA that is amortized over the 20-year term of the PPA. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If the estimate of undiscounted future cash flows is less than the carrying value of the asset, the fair value of the asset is determined and a loss is recorded. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.  As of December 31, 2016, no impairment has been recorded.

The amortization expense for the acquired PPA is recorded in operating revenues. The amortization expense for future periods is as follows:

Amortization Expense
(in thousands)
2017	$1,225
2018	1,225
2019	1,225
2020	1,225
2021	1,225
2022 and beyond	16,507
Total	$22,632

Interconnection Receivable

In conjunction with the construction of the solar facility, the Company has a receivable related to transmission interconnection costs that represents network upgrades that is being reimbursed to the Company through levelized payments over a five-year period that began after commercial operation. As of December 31, 2016, $5.2 million is included in current receivables.

Revenues

The Company is a lessor under the terms of a 20-year PPA for the sale of electricity and green attributes. The PPA has been evaluated and classified as an operating lease. Under this agreement, the revenues are accounted for as contingent rents and thus the Company recognizes revenue based upon rates specified in the PPA when the electricity is delivered. The Company commenced the recognition of revenue in the consolidated statement of income upon commercial operation of the facility on June 20, 2015.

2. MEMBERS’ EQUITY

NS Holdings operates under the amended Limited Liability Company Agreement dated April 30, 2015.

During the year ended December 31, 2016, the Company received equity contributions of $759,000. During the period from April 30, 2015 (Date of Acquisition) to December 31, 2015, the Company received equity contributions of $307.2 million, including the “push down” accounting adjustment for fair value.

The Class A Member owns 100% of the Class A membership interests of NS Holdings and is entitled to 51% of all cash distributions from NS Holdings. The Class B Member owns 100% of the Class B membership interests of NS Holdings and is entitled to 49% of all cash distributions from NS Holdings. In addition, the Class A Member is entitled to substantially all of the federal tax benefits with respect to the solar facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NS Solar Holdings, LLC and Subsidiary

3. ASSET RETIREMENT OBLIGATIONS

Detail of the asset retirement obligation included in the balance sheets is as follows:

	2016	2015
	(in thousands)
Beginning of period	$1,821	$—
Liability incurred	—	1,774
Accretion expense	96	47
End of period	$1,917	$1,821

The estimated liability is based on the future estimated costs associated with the dismantlement, demolition and removal of the solar power plant. The estimate of the asset retirement obligation is based on projected future retirement costs and requires management to exercise significant judgment. Such costs could differ significantly when they are incurred.

4. RELATED-PARTY TRANSACTIONS

Parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

The Company entered into an engineering, procurement, and construction (EPC) agreement and operations and maintenance agreement with First Solar Electric (California), Inc., a wholly- owned subsidiary of First Solar, to provide EPC services and operations and maintenance services, respectively. In addition, the Company entered into a management service agreement with a related party, Southern Power Company, to provide management and general and administrative services. For the year ended December 31, 2016 the Company recorded costs of $1.2 million for operations and maintenance service expenses incurred from First Solar Electric (California), Inc., $510,000 under the EPC agreement, and approximately $153,000 of management and general and administrative service expenses incurred from Southern Power Company. During the period from April 30, 2015 (Date of Acquisition) to December 31, 2015, the Company paid $234 million under the EPC agreement and the operations and maintenance agreement and approximately $82,000 under the management service agreement.

5. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is obligated under a 30-year non-cancelable operating lease related to land for its solar facility, which contains a 10-year renewal option and inflation-adjusted rent escalation clauses. The related rentals are charged to expense on a straight-line basis. For the year ended December 31, 2016 and for the period from April 30, 2015 (Date of Acquisition) to December 31, 2015, rent expense was approximately $1.2 million and $0.8 million, respectively. The Company includes lease extensions in its computation of minimum lease payments, which are recognized on a straight-line basis over the lease term.

Below is a summary of the Company’s future minimum lease commitments as of December 31, 2016:

	2017	2018	2019	2020	2021	Thereafter	Total
	(in thousands)
Land leases	$858	$866	$875	$884	$893	$41,329	$45,705

Legal Proceedings

The Company does not have any legal proceedings that are currently pending. Occasionally, the Company may be party to various lawsuits, claims and other legal and regulatory proceedings that arise in the ordinary course of business. These actions may seek, among other things, compensation, civil penalties, or injunctive or declaratory relief.

Environmental Contingencies

The Company reviews its obligations as they relate to compliance with environmental laws, including site restoration and remediation. As of December 31, 2016 and December 31, 2015, there were no known environmental contingencies that required the Company to recognize a liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NS Solar Holdings, LLC and Subsidiary

6.  SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2017, the date these financial statements were available to be issued.